UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

APPROVAL OF MEMBERS FOR RESTRICTED STOCK UNITS PLAN 2011
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

APPROVAL OF MEMBERS FOR RESTRICTED STOCK UNITS PLAN 2011

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K containing certain information regarding the seeking of approval of members to implement the Restricted Stock Units Plan 2011 and to grant restricted stock units under this to Eligible Employees of the Company. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On September 1, 2011, the Company has issued a notice to its members stating that the Company will be delivering the Notice of Postal Ballot along with a Postal Ballot Form seeking approval from the members to implement the Company’s proposed Restricted Stock Units Plan 2011. A copy of the Notice of Postal Ballot is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company will be dispatching, to the holders of the Company’s American Depositary Shares as of September 1, 2011, through its international depository, the Depositary Notice of passing of resolutions by way of Postal Ballot along with a Voting Card seeking approval to implement the Restricted Stock Units Plan 2011. A copy of the Depositary Notice and the Voting Card are attached hereto as Exhibit 99.2 and Exhibit 99.3 respectively and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: September 9, 2011	S. D. Shibulal Chief Executive Officer

 INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Notice of Postal Ballot
99.2	Depositary Notice
99.3	Voting Card